Velodyne Lidar, Inc.

5521 Hellyer Ave.

San Jose, CA 95138

March 10, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Attn:	Matthew Crispino
Jan Woo

Re:	Velodyne Lidar, Inc. Withdrawal of Acceleration Request—Registration Statement on Form S-3 (File No. 333- 262657)

Ladies and Gentlemen:

Reference is made to the letter from Velodyne Lidar, Inc. (the “Company”), filed as correspondence via EDGAR on March 7, 2022, in which the Company requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) to 4:00 p.m., Eastern Time, on Wednesday, March 9, 2022, or as soon thereafter as practicable (the “Effective Time”), in accordance with Rules 460 and 461 under the Securities Act of 1933, as amended.

The Company no longer requests that such Registration Statement be declared effective at the Effective Time, and the Company hereby withdraws its request for the acceleration of the effective date until providing further notice.

If you have any questions regarding the foregoing, please contact Jeffrey Vetter of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company, at (650) 321-2400.

Very truly yours,

Velodyne Lidar, Inc.

By:	/s/ Daniel Horwood
Daniel Horwood
General Counsel

cc:	Jeffrey Vetter, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP